UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company)

CUBIST PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

229678107

(CUSIP Number of Class of Securities)

Thomas J. DesRosier
Executive Vice President, Chief Legal and Administrative Officer
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421
(781) 860-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau

Paul M. Kinsella
Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of a presentation given at an all-employee meeting of Cubist Pharmaceuticals, Inc. (“Cubist”), dated December 10, 2014, relating to the proposed acquisition of Cubist by Merck & Co., Inc. (“Parent”) and Mavec Corporation, a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms of the Agreement and Plan of Merger, entered into by and among the Cubist, Purchaser and Parent on December 8, 2014.

PRESENTATION PREPARED AND DELIVERED BY MERCK TO CUBIST EMPLOYEES

Town HallLexington, Massachusetts December 10, 2014 1

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements include statements regarding the timing and closing of the tender offer and the merger transactions, the ability of Merck to complete the transactions considering the various closing conditions, and any assumptions underlying any of the foregoing. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees with respect to pipeline products that the products will receive the necessary regulatory approvals or thatthey will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the exposure to litigation, including patent litigation, and/or regulatory actions; timing of the tender offer and merger; uncertainties as to how many Cubist stockholders will tender shares in the tender offer; the possibility that competing offer may be made; the possibility that various closing conditions to transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; or that a material adverse effect occurs with respect to Cubist. Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2013 Annual Report on Form 10-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

Important Information about the Tender Offer The tender offer for the outstanding shares of Cubist has not yet commenced. This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Merck and Merger Sub will file with the Securities and Exchange Commission (“SEC”). At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Merck and Merger Sub with the SEC and Cubist will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that holders of shares of Cubist common stock are urged to read carefully when they become available, as each may be amended or supplemented from time to time, and because they will contain important information that holders of shares of Cubist common stock should consider before making any decision regarding tendering their shares. The tender offer materials will be made available to Cubist’s stockholders at no expense to them. In addition, all of those materials (and other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at 2000 Galloping Hill Road, Kenilworth, NJ, 07033 or by phoning (908) 740-4000. In addition, Merck and Cubist file annual, quarterly and current reports and other information with the SEC. You many read and copy any reports or other information filed by Merck or Cubist at the SEC public reference room at 100 F Street, N.E., Washington, D.C., 20549. For further information on the SEC public reference room, please call 1-800-SEC-0330. Merck’s and Cubist’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Ken Frazier Chairman and CEO 4

Major organizations within Merck 506BBD57-C9BA-4F16-9483-B36595A8B8D6@merckMerck Animal Health $3.4B ’13 sales Richard R. DeLuca Jr. Merck Manufacturing Division Willie A. Deese Merck Research Laboratories Roger M. Perlmutter, M.D., Ph.D. Finance Robert M. Davis Human Resources Mirian M. Graddick-Weir Information Technology Clarke Golestani Legal Bruce N. Kuhlik Strategic Communications, Global Public Policy & Population Health Julie L. Gerberding Ethics & Compliance Michael J. Holston Office of the Chief Medical Officer Michael Rosenblatt, M.D. Divisions

$7.1 billion; 22 products in mid-late stage development; key areas: oncology, CV, diabetes, respiratory & immunology, neurology, infectious disease and vaccines 2013 R&D EXPENSE More than 100 significant licensing and partnership deals were completed in 2012 and 2013 EXTERNAL LICENSING $44 billion; 59% of sales come from outside the United States 2013 REVENUES Pharmaceuticals, Vaccines, Biologics and Animal Health BUSINESSES Kenilworth, New Jersey, U.S.A. HEADQUARTERS Operating since 1851 RICH HISTORY Known as Merckin the United States and Canada, and MSDelsewhere WHO WE ARE Approximately 71,000 worldwide (as of 9/30/14) EMPLOYEES Key Company Facts

Merck has developed important research capabilities in Massachusetts Merck Research Laboratories –Boston • State-of-the-art research facility opened in 2004 – Multi-disciplinary site – Culture of collaboration – ~450 research scientists and other colleagues • Key areas of focus: immunology, oncology, IMRs, diabetes and neurosciences • Innovation hub for Business Development and Licensing

To discover, develop and provide innovative products and services that save and improve lives around the world. Our Mission

“We try never to forget that medicine is for the people. It is not for the profits. The profits follow and if we have remembered that, they have never failed to appear.” George W. Merck, 1950 in science and healthcare innovation, with an emphasis on addressing unmet medical needs on patient outcomes and anticipating customers’ needs to expand global access to our medicines and vaccines Excellence Focus Commitment Our Passion

An Unwavering Commitment to Our Values Improving LifeEthics & IntegrityInnovation Access to HealthDiversity & Teamwork

Making a difference though Corporate Responsibility efforts MSD WellcomeTrust HillemanLaboratories Merck for Mothers African Comprehensive HIV/AIDS Partnerships (ACHAP) Our partnership to fight river blindness

13

Adam Schechter President –Global Human Health 14

Global Human Health Hospital and Specialty Oncology Primary Care Vaccines China Emerging Markets Europe/Canada Japan U.S. Business Development Customer Centricity Global Medical Affairs Global Market Access Center for Observational & Real-world Evidence Geographies Centers of Excellence

Merck has identified hospital acute careas a key area of focus C:\Users\Kathy\AppData\Local\Microsoft\Windows\Temporary Internet Files\Content.IE5\YQL3NAQE\MP900401739[1].jpg C:\Users\Kathy\AppData\Local\Microsoft\Windows\Temporary Internet Files\Content.IE5\YQL3NAQE\MP900401739[1].jpgHOSPITAL ACUTE CARE Sources: CDC, WHO Antibiotic-resistant bacteria infects over 2 million Americans annually, resulting in 23,000 deaths DIABETES Cervical cancer is the second most common cancer in women worldwide VACCINES Every year, 8 million people die from cancer worldwide ONCOLOGY

For more than 70 years, Merck has contributed to the discovery and development of novel medicines and vaccines to combat infectious diseases teal .Maintaining active R&D programs to address unmet medical needs in infectious diseases .Advocating for improvements in regulatory guidance and financial incentives to support and accelerate the development of new antimicrobials, vaccines, services and solutions .Supporting responsible use of antimicrobials to help reduce development of resistance and preserve current therapeutic options teal Our Commitment

Cubist + Merck

A compelling combination for customers

	ICU	Surgery	ER/Discharge	Hematology
In-Market	CANCIDAS PRIMAXIN / TIENAM DIFICID	BRIDION ESMERON ENTEREG	INVANZ CUBICIN (Japan) CUBICIN[1] SIVEXTRO DIFICID	CANCIDAS NOXAFIL
Phase 3	MK-3415a *(c. difficile)* ZERBAXA[3] *(cUTI / cIAI)* surotomycin *(c. difficile)* ZERBAXA *(HABP/VABP)*	BRIDION[2] (US) bevenopran *(OIC)*	MK-3415a *(c. difficile)* ZERBAXA[3] *(cUTI / cIAI)* SIVEXTRO *(HABP / VABP)* surotomycin *(c. difficile)* ZERBAXA *(HABP/VABP)*	letermovir *(CMV prophylaxis)*
Phase 2	relebactam MK-7655			relebactam MK-7655

Merck Cubist

[1] Distributed Ex-US through partners.
[2] NDA resubmission accepted Nov. 2014.
[3] Filed - PDUFA December 21, 2014; MAA submitted EU Aug. 2014.

MERCK Be well

18

Merck's hospital acute care global footprint and capabilities add size, scale, and ex-US reach to Cubist's portfolio


Europe and Canada
Merck Headcount: ~300
Cubist: Building
EEMEA
Merck Headcount: ~280
Cubist: No footprint
China
Merck Headcount: ~700
Cubist: No footprint
United States
Merck Headcount: ~225
Cubist: ~225
Japan
Merck Headcount: ~50
Cubist: No footprint
Latin America
Merck Headcount: ~250
Cubist: No footprint
Asia Pacific
Merck Headcount: ~350
Cubist: No footprint

Leveraging the Best of the Best: Acute Care Operating Model and Capabilities

- Key Account Management
- Local Medical Affairs / Data Generation
- Formulary Access and Patient Protocols / Pathways
- Policy and Market Access

19

20

Helping the world be well –together